Exhibit 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended						Six Months Ended
Earnings:	June 30, 2018		March 31, 2018		June 30, 2017		June 30, 2018		June 30, 2017
Net income	$126.8		$97.0		$156.7		$223.8		$336.6
Provision (benefit) for income taxes - continuing operations	57.4		41.3		(31.9)		98.7		24.3
(Income) loss from discontinued operations, net of taxes	20.5		6.7		(115.5)		27.2		(217.2)
Income from continuing operations, before provision (benefit) or income taxes	204.7		145.0		9.3		349.7		143.7
Fixed Charges:
Interest and debt expenses on indebtedness	205.2		180.5		209.2		385.7		372.3
Interest factor: one-third of rentals on real and personal properties	3.9		3.8		3.5		7.7		7.2
Total fixed charges for computation of ratio	209.1		184.3		212.7		393.4		379.5
Total earnings before provision (benefit) for income taxes and fixed charges	$413.8		$329.3		$222.0		$743.1		$523.2

Ratios of earnings to fixed charges	1.98	x	1.79	x	1.04	x	1.89	x	1.38	x